Filed Pursuant to Rule 497(a)

File No. 333-205540

Rule 482 ad

EAGLE POINT CREDIT COMPANY INC. & SUBSIDIARIES

Consolidated Financial Statements

March 31, 2015

(Unaudited)

IMPORTANT INFORMATION

Eagle Point Credit Company Inc. (the "Company") has a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. The applicable registration statement, which is on file with the SEC and publicly available on the EDGAR Database on the SEC website at http://www.sec.gov, contains this and other information about the Company and should be read carefully before investing. There is no guarantee that any of the goals, targets or objectives described in these materials will be achieved.

These materials are not advice, a recommendation or an offer to enter into any transaction with the Company or any of its affiliates. These materials are provided for informational purposes only and do not constitute an offer to sell securities of the Company. These materials are not soliciting an offer to buy such securities in any jurisdiction where the offer or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will only be made through formal offering materials, including a prospectus (a copy of which may be obtained at the relevant time for free by visiting the EDGAR Database on the SEC website at http://www.sec.gov).

Past performance is not indicative of, or a guarantee of, future performance.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this press release may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date hereof.

EAGLE POINT CREDIT COMPANY INC. & SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2015
(Unaudited)

TABLE OF CONTENTS

EAGLE POINT CREDIT COMPANY INC. & SUBSIDIARIES
CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES
March 31, 2015
(expressed in U.S. dollars)
(Unaudited)

ASSETS

Investments, at fair value (cost $254,206,635)	$	248,692,824
Cash		12,627,388
Interest receivable		8,823,084
Receivable for securities sold		8,589,050
Prepaid expenses		49,699
Total Assets		278,782,045

LIABILITIES

Payable for securities purchased	8,544,900
Distribution payable	8,286,815
Management fee payable	1,144,421
Incentive fee payable	1,375,207
Administration fees payable	126,224
Professional fees payable	117,681
Directors' fees payable	79,375
Other expenses payable	45,000
Total Liabilities	19,719,623

NET ASSETS applicable to 13,811,358 shares of $0.001 par value common stock outstanding	$	259,062,422

NET ASSETS consist of:

Paid in capital (Notes 5 & 6)		270,148,104
Accumulated net realized gain (loss) on investments		630,578
Net unrealized appreciation (depreciation) on investments		(5,513,811)
Distributions in excess of net investment income		(6,202,449)
Total net assets	$	259,062,422
Net asset value per common share	$	18.76

See accompanying notes to the consolidated financial statements

EAGLE POINT CREDIT COMPANY INC. & SUBSIDIARIES
CONSOLIDATED SCHEDULE OF INVESTMENTS
as of March 31, 2015
(expressed in U.S. dollars)
(Unaudited)

	Industry	Investment	Effective Yield [1]	Principal Amount	Cost	Fair Value [2][3]	% of Net Assets
CLO Equity							
Apidos CLO XIV	Structured Finance	CLO Subordinated Note (due 4/15/25)	15.34%	$11,177,500	$ 9,107,285	$ 9,600,069	3.71%
Avery Point V CLO, Ltd.	Structured Finance	CLO Income Note (due 7/17/26)	14.57%	10,875,000	8,717,676	7,295,729	2.82%
Babson CLO Ltd. 2013-II	Structured Finance	CLO Subordinated Note (due 1/18/25)	16.65%	12,939,125	9,732,768	10,798,735	4.17%
Blue Mountain CLO 2013-2, Ltd.	Structured Finance	CLO Subordinated Note (due 1/22/25)	15.45%	5,000,000	4,591,408	4,225,767	1.63%
CIFC Funding 2013-I, Ltd.	Structured Finance	CLO Subordinated Note (due 4/16/25)	14.85%	4,000,000	3,575,986	3,338,868	1.29%
CIFC Funding 2013-II, Ltd.	Structured Finance	CLO Subordinated Note (due 4/21/25)	14.79%	12,325,000	8,957,789	10,722,922	4.14%
CIFC Funding 2014, Ltd.	Structured Finance	CLO Subordinated Note (due 4/18/25)	18.04%	13,387,500	10,439,415	10,643,925	4.11%
CIFC Funding 2014, Ltd.	Structured Finance	CLO Income Note (due 4/18/25)	18.04%	500,000	406,487	379,810	0.15%
CIFC Funding 2014-III, Ltd.	Structured Finance	CLO Income Note (due 7/22/26)	16.19%	5,000,000	4,231,250	4,181,605	1.61%
CIFC Funding 2014-IV, Ltd.	Structured Finance	CLO Income Note (due 10/17/26)	14.11%	7,000,000	5,664,099	5,282,581	2.04%
Flagship CLO VIII, Ltd.	Structured Finance	CLO Subordinated Note (due 1/16/26)	14.82%	20,000,000	18,133,755	17,493,088	6.75%
Flagship CLO VIII, Ltd.	Structured Finance	CLO Income Note (due 1/16/26)	14.82%	7,360,000	6,186,472	5,938,953	2.29%
Galaxy XVIII CLO, Ltd.	Structured Finance	CLO Subordinated Note (due 10/15/26)	13.12%	5,000,000	4,325,000	3,450,517	1.33%
Halcyon Loan Advisors Funding 2014-3, Ltd.	Structured Finance	CLO Subordinated Note (due 10/22/25)	13.43%	5,750,000	5,405,000	4,776,384	1.84%
Marathon CLO VI Ltd.	Structured Finance	CLO Subordinated Note (due 5/13/25)	14.24%	2,975,000	2,577,430	2,869,469	1.11%
Marathon CLO VII Ltd.	Structured Finance	CLO Subordinated Note (due 10/28/25)	15.67%	10,526,000	9,999,700	9,779,114	3.77%
Octagon Investment Partners XIV, Ltd.	Structured Finance	CLO Subordinated Note (due 1/15/24)	18.17%	12,325,000	9,970,830	8,767,705	3.38%
Octagon Investment Partners XIV, Ltd.	Structured Finance	CLO Income Note (due 1/15/24)	18.17%	4,250,000	3,143,893	2,916,308	1.13%
Octagon Investment Partners XIX, Ltd.	Structured Finance	CLO Subordinated Note (due 4/15/26)	15.76%	3,000,000	2,498,165	2,413,786	0.93%
Octagon Investment Partners XVII, Ltd.	Structured Finance	CLO Subordinated Note (due 10/25/25)	15.08%	12,000,000	10,323,606	9,747,628	3.76%
Octagon Investment Partners XX, Ltd.	Structured Finance	CLO Subordinated Note (due 8/12/26)	13.45%	2,500,000	2,298,937	2,068,961	0.80%
OHA Credit Partners IX, Ltd.	Structured Finance	CLO Subordinated Note (due 10/20/25)	12.13%	6,750,000	5,983,985	4,930,730	1.90%
Regatta III Funding Ltd.	Structured Finance	CLO Subordinated Note (due 4/15/26)	12.29%	2,500,000	2,008,385	1,787,756	0.69%
Sheridan Square CLO, Ltd.	Structured Finance	CLO Subordinated Note (due 4/15/25)	17.31%	2,125,000	2,052,135	2,067,027	0.80%
Symphony CLO XII, Ltd.	Structured Finance	CLO Subordinated Note (due 10/15/25)	14.61%	4,000,000	3,327,645	3,273,392	1.26%
THL Credit Wind River 2013-2 CLO Ltd.	Structured Finance	Class M Note (due 1/18/26)	7.68%	1,275,000	299,625	528,127	0.20%
THL Credit Wind River 2013-2 CLO Ltd.	Structured Finance	CLO Subordinated Note (due 1/18/26)	14.15%	11,462,250	9,320,659	8,443,441	3.26%
THL Credit Wind River 2014-3 CLO Ltd.	Structured Finance	CLO Subordinated Note (due 1/22/27)	17.65%	13,000,000	11,677,250	12,223,427	4.72%
Voya CLO 2014-4, Ltd.	Structured Finance	CLO Subordinated Note (due 10/14/26)	15.28%	10,000,000	9,250,000	8,634,753	3.33%
					184,206,635	178,580,577	68.92%
Loan Accumulation Facilities [4]							
Cutwater 2015-I, Ltd.	Structured Finance	Loan Accumulation Facility (Class A preference shares)		40,000,000	40,000,000	40,080,737	15.47%
Marathon VIII	Structured Finance	Loan Accumulation Facility (Subordinated notes)		18,000,000	18,000,000	18,000,000	6.95%
OFSI VIII	Structured Finance	Loan Accumulation Facility (Preference shares)		12,000,000	12,000,000	12,031,510	4.64%
					70,000,000	70,112,247	27.06%
Total investments at fair value as of March 31, 2015					$254,206,635	$248,692,824	95.98%
Net assets in excess of fair value of investments						10,369,598	
Net assets at March 31, 2015						$259,062,422	

(1) CLO subordinated notes, income notes, and M notes are considered CLO equity positions. CLO equity positions are entitled to recurring distributions which are generally equal to the remaining cash flow of payments made by underlying securities less contractual payments to debt holders and fund expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions in addition to the estimated amount of terminal principal payment. Such projections are periodically reviewed and adjusted. The estimated yield and investment cost may ultimately not be realized.
(2) Fair value is determined in good faith in accordance with the Company's valuation policies and procedures as set forth by the Company's Board of Directors.
(3) Fair value includes the Company's interest in fee rebates on CLO subordinated notes.
(4) Loan accumulation facilities are financing structures intended to aggregate loans that may be used to form the basis of a CLO vehicle.

EAGLE POINT CREDIT COMPANY INC. & SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
For the period from January 1, 2015 to March 31, 2015
(expressed in U.S. dollars)
(Unaudited)

INVESTMENT INCOME		
Interest income	$	8,218,432
Other income		143,711
Total Investment Income		8,362,143
EXPENSES		
Management fee		1,144,421
Incentive fee		1,375,207
Administration fees		126,224
Professional fees		104,089
Directors' fees		79,375
Other expenses		112,806
Total Expenses		2,942,122
NET INVESTMENT INCOME		5,420,021
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS		
Net realized gain (loss) on investments		99,565
Net change in unrealized appreciation (depreciation) on investments		(1,730,809)
NET GAIN (LOSS) ON INVESTMENTS		(1,631,244)
NET INCOME (LOSS) & NET INCREASE (DECREASE) IN NET ASSETS		
RESULTING FROM OPERATIONS	$	3,788,777

EAGLE POINT CREDIT COMPANY INC. & SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
For the period from January 1, 2015 to March 31, 2015
(expressed in U.S. dollars)
(Unaudited)

Total increase (decrease) in net assets from operations:		
Net investment income	$	5,420,021
Net realized gain (loss) on investments		99,565
Net change in unrealized appreciation (depreciation) on investments		(1,730,809)
Total increase (decrease) in net assets from operations		3,788,777
Distributions to shareholders:		
Distributions from net investment income		(5,420,021)
Distributions from net realized gains on investments		(99,565)
Distributions from return of capital		(2,767,229)
Total distributions to shareholders		(8,286,815)
Total increase (decrease) in net assets		(4,498,038)
Net assets at beginning of period		263,560,460
Net assets at end of period	$	259,062,422

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS
For the period from January 1, 2015 to March 31, 2015
(expressed in U.S. dollars)
(Unaudited)

CASH FLOWS USED IN OPERATING ACTIVITIES		
Net income (loss) and net increase (decrease) in net assets resulting from operations	$	3,788,777
Adjustments to reconcile net income (loss) and net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:		
Purchase of investments		(52,884,243)
Proceeds from sales of investments		19,550,146
Net realized (gain) loss on investments		(99,565)
Net change in unrealized (appreciation) depreciation on investments		1,730,809
Changes in assets and liabilities:		
Interest receivable		(4,279,392)
Receivable for securities sold		5,907,775
Prepaid expenses		24,850
Payable for securities purchased		(18,943,300)
Management fee payable		68,707
Professional fees payable		42,681
Directors' fees payable		55,750
Incentive fee payable		1,375,207
Administration fees payable		106,148
Other expenses payable		45,000
Net cash provided by (used in) operating activities		(43,510,650)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash distributions		(7,596,246)
Net cash provided by (used in) financing activities		(7,596,246)
NET INCREASE (DECREASE) IN CASH		(51,106,896)
CASH, BEGINNING OF PERIOD		63,734,284
CASH, END OF PERIOD	$	12,627,388
Supplemental disclosure of non-cash financing activities:		
Change in dividends declared, but not yet paid	$	690,569

See accompanying notes to the consolidated financial statements

1. ORGANIZATION

Eagle Point Credit Company Inc. (the "Company") is a non-diversified closed-end investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Company's common stock is listed on the New York Stock Exchange (the "NYSE") with the symbol "ECC."

As of March 31, 2015, the Company had two wholly-owned subsidiaries: Eagle Point Credit Company Sub LLC, a Delaware limited liability company, and Eagle Point Credit Company Sub (Cayman) Ltd., a Cayman Islands exempted company.

The Company was initially formed on March 24, 2014 as Eagle Point Credit Company LLC, a Delaware limited liability company, a wholly-owned subsidiary of Eagle Point Credit Partners Sub, Ltd., a Cayman Island exempted company (the "Member"), which, in turn, is a subsidiary of Eagle Point Credit Partners LP (the "Private Fund"). The Private Fund is a master fund in a master feeder structure and has three feeder funds which invest substantially all of their assets in the Private Fund.

The Company commenced operations on June 6, 2014, the date the Member contributed, at fair value, a portfolio of cash and securities.

On October 6, 2014, the Company converted from a Delaware limited liability company into a Delaware corporation (the "Conversion"). At the time of the Conversion, the sole member of Eagle Point Credit Company LLC became a stockholder of Eagle Point Credit Company Inc. In connection with the Conversion, the Member converted 2,500,000 units for 8,656,057 shares at $20 per share for an effective conversion rate of 3.4668 common shares per unit. On October 7, 2014, the Company priced its Initial Public Offering (the "IPO") and on October 8, 2014, the Company's shares began trading on the NYSE.

See Note 6 "Common Shares" for further discussion relating to the Company's Conversion and IPO.

The Company has elected to be treated as a regulated investment company ("RIC") under subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for federal income tax purposes.

Eagle Point Credit Management LLC (the "Adviser") is the investment adviser of the Company and manages the investments of the Company under the supervision of the Company's Board of Directors (the "Board"). The Adviser is registered as an investment adviser with the U.S. Securities and Exchange Commission (the "SEC") under the Investment Advisers Act of 1940, as amended. Eagle Point Administration LLC, an affiliate of the Adviser, is the administrator of the Company (the "Administrator").

The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. The Company seeks to achieve its investment objectives by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs," which are collateralized by a diverse portfolio consisting primarily of below investment grade U.S. senior secured loans. The CLO securities in which the Company will primarily seek to invest are unrated or rated below investment grade and are considered speculative with respect to timely payment of interest and repayment of principal. The Company may also invest in other securities and instruments related to these investments or that the Adviser believes are consistent with the Company's investment objectives, including, among other investments, senior debt tranches of CLOs and loan accumulation facilities. In connection with the acquisition of newly issued CLO equity, the Company may from time to time receive fee rebates from the CLO issuer. The Company's interests in fee rebates are held in the name of Eagle Point Credit Company Sub LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts have been eliminated upon consolidation. The Company is considered an investment company under accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 946 Financial Services – Investment Companies. Items included in the consolidated financial statements are measured and presented in United States dollars.

Recent Accounting Pronouncements

As of the date of these consolidated financial statements, there were no accounting standards applicable to the Company that had been issued but not yet adopted by the Company.

Fair Value of Financial Instruments

Assets and liabilities, which qualify as financial instruments under FASB ASC Topic 825 Financial Instruments, are carried at fair value or contractual amounts approximating fair value.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions which affect the reported amounts included in the consolidated financial statements and accompanying notes as of the reporting date. Actual results may differ from those estimated.

Valuation of Investments

The most significant estimate inherent in the preparation of the Company's consolidated financial statements is the valuation of investments. In the absence of readily determinable fair values, the Adviser estimates the fair value of the Company's investments in accordance with the Company's valuation policy. Due to the uncertainty of valuation, this estimate may differ significantly from the value that would have been used had a ready market for the investments existed, and the differences could be material.

There is no single method for determining fair value in good faith. As a result, determining fair value requires judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments held by the Company.

The Company accounts for its investments in accordance with U.S. GAAP, which defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Investments are reflected on the consolidated financial statements at fair value. Fair value is the estimated amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (i.e., the exit price). The Company's fair valuation process is reviewed and approved by the Board.

The fair value hierarchy prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily available actively quoted prices, or for which fair value can be measured from actively quoted prices in an orderly market, will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

- Level I – Observable, quoted prices for identical investments in active markets as of the reporting date.

- Level II – Quoted prices for similar investments in active markets or quoted prices for identical investments in markets that are not active as of the reporting date.

- Level III – Pricing inputs are unobservable for the investment and little, if any, active market exists. Fair value inputs require significant judgment or estimation from the Adviser.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input significant to that fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the investment.

Investments for which observable market prices in active markets do not exist are reported at fair value based on Level III inputs. The amount determined to be fair value may incorporate the Adviser's own assumptions (including assumptions the Adviser believes market participants would use in valuing investments and assumptions relating to appropriate risk adjustments for nonperformance and lack of marketability).

Investments are valued at least monthly taking into account information available as of the reporting date. For financial reporting purposes, valuations are approved by the Board on a quarterly basis.

See Note 3 "Investments" for further discussion relating to the Company's investments.

In valuing its CLO debt, CLO equity and loan accumulation facility investments, the Adviser considers a variety of relevant factors including price indications from multiple dealers, recent trading prices for specific investments, recent purchases and sales known to the Adviser in similar securities and output from a third-party financial model.

The third-party financial model contains detailed information on the characteristics of each CLO including recent information about assets and liabilities, and is used to project future cash flows. Key inputs to the model, including assumptions for future loan default rates, recovery rates, prepayment rates, reinvestment rates and discount rates are determined by considering both observable and third-party market data and prevailing general market assumptions and conventions as well as those of the Adviser.

Investment Income Recognition

Interest income from debt positions in CLO investment vehicles is recorded using the accrual basis of accounting to the extent such amounts are expected to be collected. Amortization of premium or accretion of discount is recognized using the effective interest method.

Interest income from investments in CLO equity is recorded based upon an estimate of effective yield to maturity utilizing assumed cash flows. The Company monitors the expected cash flows from its CLO equity investments and effective yield is determined and updated as needed.

Interest income from loan accumulation facilities is characterized and recorded based on information provided by trustees.

Other Income

Other income may include the Company's share of income under the terms of Class M notes and fee rebate agreements and is recorded based upon an estimate of effective yield to maturity utilizing assumed cash flows. The Company monitors the expected cash flows from its Class M notes and fee rebate agreements and effective yield is determined and updated as needed.

Securities Transactions

The Company records the purchases and sales of securities on trade date. Realized gains and losses on investments sold are recorded on the basis of the specific identification method.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as cash and short-term, highly liquid investments with original maturities of three months or less from the date of purchase. The Company maintains its cash in bank accounts, which, at times, may exceed federal insured limits. The Adviser monitors the performance of the financial institution where the accounts are held in order to manage any risk associated with such accounts. No cash equivalent balances were held as of March 31, 2015.

Expense Recognition

Expenses are recorded on the accrual basis of accounting.

Organization Costs

The Adviser has paid all of the Company's organization costs.

Prepaid Expenses

Prepaid expenses consist primarily of insurance premiums.

Federal and Other Taxes

The Company intends to operate so as to qualify to be taxed as a RIC under subchapter M of the Code and, as such, to not be subject to federal income tax on the portion of its taxable income and gains distributed to stockholders. To qualify for RIC tax treatment, the Company is required to distribute at least 90% of its investment company taxable income, as defined by the Code.

Because U.S. federal income tax regulations differ from U.S. GAAP, distributions in accordance with tax regulations may differ from net investment income and realized gains recognized for financial reporting purposes. Differences may be permanent or temporary. Permanent differences are reclassified among capital accounts in the consolidated financial statements to reflect their tax character. Temporary differences arise when certain items of income, expense, gain or loss are recognized at some time in the future. Differences in classification may also result from the treatment of short-term gains as ordinary income for federal income tax purposes.

As of March 31, 2015, the federal income tax cost and net unrealized depreciation on securities were as follows:

Cost for federal income tax purposes	$258,761,434
Gross unrealized appreciation	$2,306,485
Gross unrealized depreciation	$(12,375,094)
Net unrealized depreciation	$(10,068,609)

Temporary differences arise when certain items of income, expense, gain or loss are recognized at some time in the future. The tax basis components of distributable earnings differ from the amounts reflected in the Consolidated Statement of Assets and Liabilities due to temporary book/tax differences primarily arising from partnerships and passive foreign investment company investments. These amounts will be finalized before filing the federal income tax return.

Dividends and Distributions
Dividends from net investment income and capital gain distributions are determined in accordance with U.S. federal income tax regulations, which differ from U.S. GAAP. Dividends from net investment income, if any, are expected to be declared and paid quarterly. Dividends and distributions to shareholders are recorded as a liability on the declaration date and are automatically reinvested in full shares of the Company in accordance with the Company's automatic dividend reinvestment plan (the "DRIP"), unless the shareholder has elected to receive them in cash.

Amounts required to be distributed reflect estimates made by the Company. Dividends paid by the Company are subject to re-characterization for federal income tax purposes.

3. **INVESTMENTS**

Fair Value Measurement
The following tables summarize the valuation of the Company's investments measured and reported at fair value under the fair value hierarchy levels described in Note 2 "Summary of Significant Accounting Policies" as of March 31, 2015:

Fair Value Measurement

	Level I	Level II	Level III	Total
CLO Equity	$ -	$ -	$ 178,580,577	$ 178,580,577
Loan Accumulation Facilities	-	-	70,112,247	70,112,247
Total Investments at Fair Value	$ -	$ -	$ 248,692,824	$ 248,692,824

The changes in investments classified as Level III are as follows for the three months ended March 31, 2015:

Change in Investments Classified as Level III

	CLO Debt	CLO Equity	Loan Accumulation Facilities	Total
Beginning Balance at January 1, 2015	$ 2,963,185	$ 184,026,786	$ 30,000,000	$ 216,989,971
Purchase of investments	5,674,900	7,209,343	40,000,000	52,884,243
Sale of investments	(8,724,075)	(10,826,071)	-	(19,550,146)
Net realized gains (losses) and net change in unrealized appreciation (depreciation) on investments	85,990	(1,829,481)	112,247	(1,631,244)
Balance as of March 31, 2015	$ -	$ 178,580,577	$ 70,112,247	$ 248,692,824
Change in unrealized depreciation on investments still held as of March 31, 2015	$ -	$ (3,085,094)	$ 112,247	$ (2,972,847)

The net realized gains and losses recorded for Level III investments are reported in Net realized gain (loss) on investments, while changes in unrealized gains and losses are reported in Net change in unrealized appreciation (depreciation) on investments in the Consolidated Statement of Operations.

The change in unrealized depreciation on investments still held as of March 31, 2015 was $(2,972,847).

Valuation of CLO Subordinated and Income Notes:
The Adviser gathers price indications from dealers, if available, as part of its valuation process to estimate fair value of each CLO subordinated and income note investment. Dealer price indications are not firm bids and may not be representative of the actual value where trades can be consummated.

In addition, the Adviser utilizes a third party valuation process to estimate the fair value of each CLO subordinated and income note investment. The model contains detailed information on the characteristics of each CLO, including recent information about assets and liabilities from data sources such as trustee reports, and is used to project future cash flows to the CLO note tranches, as well as management fees.

The following table summarizes the quantitative inputs and assumptions used for investments categorized in Level III of the fair value hierarchy as of March 31, 2015. In addition to the techniques and inputs noted in the table below, according to the Company's valuation policy, the Adviser may use other valuation techniques and methodologies when determining the Company's fair value measurements as provided for in the valuation policy and approved by the Board. The table below is not intended to be all-inclusive, but rather provides information on the significant Level III inputs as they relate to the Company's fair value measurements.

CLO Equity	$	178,580,577	Discounted Cash Flows	Constant Default Rate	0.00% - 2.00%
				Constant Prepayment Rate	25.00%
				Reinvestment Spread	3.40% - 3.95%
				Reinvestment Price	99.50%
				Reinvestment Floor	0.00% - 1.00%
				Recovery Rate	70.00%
				Discount Rate to Maturity	9.50%-18.80%

Increases (decreases) in the constant default rate, reinvestment price and discount rate in isolation would result in a lower (higher) fair value measurement. Increases (decreases) in the reinvestment spread, reinvestment floor and recovery rate in isolation would result in a higher (lower) fair value measurement. Changes in the constant prepayment rate may result in a higher or lower fair value, depending on the circumstances. Generally, a change in the assumption used for the constant default rate may be accompanied by a directionally opposite change in the assumption used for the constant prepayment rate and recovery rate.

Valuation of CLO Secured Notes:
The Company's CLO debt has been valued using unadjusted indicative broker dealer quotes. As a result, there were no unobservable inputs that have been internally developed by the Company in determining the fair values of these investments as of March 31, 2015.

Valuation of Loan Accumulation Facilities:
Loan accumulation facilities are typically medium term in nature and are entered into in contemplation of a specific CLO investment. Unless the loan accumulation facility documents contemplate transferring the underlying loans at a price other than original cost plus accrued interest or the Adviser determines the originally contemplated CLO is unlikely to be consummated, the fair value of the loan accumulation facility is based on the cost of the underlying loans plus accrued interest and realized gains reported by the trustee. In all other situations, the fair value of the CLO loan accumulation facility is based on the market value of the underlying loans plus accrued interest.

Investment Risk Factors and Concentration of Investments
Market Risk. Certain events particular to each market in which the Company's investments conduct operations, as well as general economic and political conditions, may have a significant negative impact on the operations and profitability of the Company's investments and/or on the fair value of the Company's investments. Such events are beyond the Company's control, and the likelihood they may occur and the potential effect on the Company cannot be predicted.

Concentration Risk. The Company is classified as "non-diversified" under the 1940 Act. As a result, the Company can invest a greater portion of its assets in obligations of a single issuer than a "diversified" fund. The Company may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. In particular, because the Company's portfolio of investments may lack diversification among CLO securities and related investments, the Company is susceptible to a risk of significant loss if one or more of these CLO securities and related investments experience a high level of defaults on the collateral they hold.

Liquidity Risk. The securities issued by CLOs generally offer less liquidity than other investment grade or high-yield corporate debt, and are subject to certain transfer restrictions imposed on certain financial and other eligibility requirements on prospective transferees. Other investments the Company may purchase through privately negotiated transactions may also be illiquid or subject to legal restrictions on their transfer. As a result of this illiquidity, the Company's ability to sell certain investments quickly, or at all, in response to changes in economic and other conditions and to receive a fair price when selling such investments may be limited, which could prevent the Company from making sales to mitigate losses on such investments. In addition, CLOs are subject to the possibility of liquidation upon an event of default, which could result in full loss of value to the CLO equity and junior debt investors. CLO equity tranches are the most likely tranche to suffer a loss of all of their value in these circumstances.

Risks of Investing in CLOs. The Company's investments consist in part of CLO securities and the Company may invest in other related structured finance securities. CLOs and structured finance securities are generally backed by an asset or a pool of assets (typically senior secured loans and other credit-related assets in the case of a CLO) which serve as collateral. The Company and other investors in CLO and structured finance securities ultimately bear the credit risk of the underlying collateral. If there are defaults or the relevant collateral otherwise underperforms, scheduled payments to senior tranches of such securities take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. Therefore, CLO and other structured finance securities may present risks similar to those of the other types of debt obligations and, in fact, such risks may be of greater significance in the case of CLO and other structured finance securities. In addition to the general risks associated with investing in debt securities, CLO securities carry additional risks, including, but not limited to: (1) the possibility that distributions from collateral assets will not be adequate to make interest or other payments; (2) the quality of the collateral may decline in value or default; (3) the fact that investments in CLO equity and junior debt tranches will likely be subordinate to other senior classes of CLO debt; and (4) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results. Additionally, changes in the collateral held by a CLO may cause payments on the instruments we hold to be reduced, either temporarily or permanently. Structured investments, particularly the subordinated interests in which the Company invests, are less liquid than many other types of securities and may be more volatile than the assets underlying the CLOs the Company may target. In addition, CLO and other structured finance securities may be subject to prepayment risk.

Risks of Investing in Loan Accumulation Facilities. The Company invests in loan accumulation facilities to acquire loans on an interim basis which are expected to form part of the portfolio of a future CLO. Investments in loan accumulation facilities have risks similar to those applicable to investments in CLOs. In addition, there typically will be no assurance future CLOs will be consummated or that loans held in such a facility are eligible for purchase by the CLO. Furthermore, the Company likely will have no consent rights in respect of the loans to be acquired in such a facility and in the event the Company does have any consent rights, they will be limited. In the event a planned CLO is not consummated, or the loans are not eligible for purchase by the CLO, the Company may be responsible for either holding or disposing of the loans. This could expose the Company primarily to credit and/or mark-to-market losses, and other risks. Leverage is typically utilized in such a facility and as such the potential risk of loss will be increased for such facilities employing leverage.

Interest Rate Risk. The fair value of certain investments held by the Company may be significantly affected by changes in interest rates. Although senior secured loans are generally floating rate instruments, the Company's investments in senior secured loans through CLOs are sensitive to interest rate levels and volatility. Although CLOs are generally structured to mitigate the risk of interest rate mismatch, there may be some difference between the timing of interest rate resets on the assets and liabilities of a CLO, which could have a negative effect on the amount of funds distributed to CLO equity investors. In addition, CLOs may not be able to enter into hedge agreements, even if it may otherwise be in the best interests of the CLO to hedge such interest rate risk. Furthermore, in the event of a significant rising interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses which may adversely affect the Company's cash flow, fair value of its assets and operating results. In the event the Company's interest expense was to increase relative to income, or sufficient financing became unavailable, return on investments and cash available for distribution would be reduced. In addition, future investments in different types of instruments may carry a greater exposure to interest rate risk.

LIBOR Floor Risk. An increase in LIBOR will increase the financing costs of CLOs. Since many of the senior secured loans within these CLOs have LIBOR floors, there may not be corresponding increases in investment income (if LIBOR increases but stays below the average LIBOR floor rate of such senior secured loans) resulting in smaller distribution payments to the equity investors in these CLOs.

LIBOR Risk. The CLOs in which the Company invests typically obtain financing at a floating rate based on LIBOR. Regulators and law-enforcement agencies from a number of governments, including entities in the United States, Japan, Canada and the United Kingdom, have conducted or are conducting civil and criminal investigations into potential manipulation of LIBOR. Several financial institutions have reached settlements with the Commodity Futures Trading Commission, the U.S. Department of Justice Fraud Section and the United Kingdom Financial Services Authority in connection with investigations by such authorities into submissions made by such financial institutions to the bodies whom set LIBOR and other interbank offered rates. Additional investigations remain ongoing with respect to other major banks. There can be no assurance there will not be additional admissions or findings of rate-setting manipulation or manipulations of LIBOR or other similar interbank offered rates will not be shown to have occurred. ICE Benchmark Administration Limited (formerly NYSE Euronext Rate Administration Limited) assumed administration of LIBOR on February 1, 2014. Any new administrator of LIBOR may make methodological changes to the way in which LIBOR is calculated or may alter, discontinue or suspend calculation or dissemination of LIBOR. Any such actions or other effects from the ongoing investigations could adversely affect the liquidity and value of the Company's investments. Further, additional admissions or findings of manipulation may decrease the confidence of the market in LIBOR and lead market participants to look for alternative, non-LIBOR based types of financing, such as fixed rate loans or bonds or floating rate loans based on non-LIBOR indices. An increase in alternative types of financing at the expense of LIBOR-based CLOs may impair the liquidity of the Company's investments. Additionally, it may make it more difficult for CLO issuers to satisfy certain conditions set forth in a CLO's offering documents.

Historically Low Interest Rate Environment. As of the date of these consolidated financial statements, interest rates in the United States are at, or near, historic lows, which may increase the Company's exposure to risks associated with rising interest rates. Moreover, interest rate levels are currently impacted by extraordinary monetary policy initiatives, the effect of which is impossible to predict with certainty.

The Company may incur, directly or indirectly, through one or more special purpose vehicles, indebtedness for borrowed money, as well as leverage in the form of derivative transactions, preferred stock and other structures and instruments, in significant amounts and on terms the Adviser and the Board deem appropriate, subject to applicable limitations under the 1940 Act. Any such borrowings do not include embedded or inherent leverage in CLO structures in which the Company invests or in derivative instruments in which the Company may invest. Moreover, CLOs by their very nature are leveraged vehicles. Accordingly, there may be a layering of leverage in overall structure. The more leverage is employed, the more likely a substantial change will occur in the Company's net asset value ("NAV"). Accordingly, any event adversely affecting the value of an investment would be magnified to the extent leverage is utilized.

Highly Subordinated and Leveraged Securities Risk. The Company's portfolio includes equity and junior debt investments in CLOs, which involve a number of significant risks. CLOs are typically very highly levered (9 – 13 times), and therefore the junior debt and equity tranches in which the Company is currently invested are subject to a higher degree of risk of total loss. In particular, investors in CLO securities indirectly bear risks of the collateral held by such CLOs. The Company will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or the entity that sponsored the CLO. While the CLOs the Company intends to initially target generally enable the investor to acquire interests in a pool of senior secured loans without the expenses associated with directly holding the same investments, the Company will generally pay a proportionate share of the CLOs' administrative, management and other expenses. In addition, the Company may have the option in certain CLOs to contribute additional amounts to the CLO issuer for purposes of acquiring additional assets or curing coverage tests, thereby increasing overall exposure and capital at risk to such CLO.

Credit Risk. If a CLO in which the Company invests, an underlying asset of any such CLO or any other type of credit investment in the Company's portfolio declines in price or fails to pay interest or principal when due because the issuer or debtor, as the case may be, experiences a decline in its financial status either or both the Company's income and NAV may be adversely impacted. Non-payment would result in a reduction of the Company's income, a reduction in the value of the applicable CLO security or other credit investment experiencing non-payment and, potentially, a decrease in the Company's NAV. With respect to investments in CLO securities and credit investments that are secured, there can be no assurance liquidation of collateral would satisfy the issuer's obligation in the event of non-payment of a scheduled dividend, interest or principal or such collateral could be readily liquidated. In the event of bankruptcy of an issuer, the Company could experience delays or limitations with respect to its ability to realize the benefits of any collateral securing a CLO security or credit investment. To the extent the credit rating assigned to a security in the Company's portfolio is downgraded, the market price and liquidity of such security may be adversely affected. In addition, if a CLO triggers an event of default as a result of failing to make payments when due or for other reasons, the CLO would be subject to the possibility of liquidation, which could result in full loss of value to the CLO equity and junior debt investors. CLO equity tranches are the most likely tranche to suffer a loss of all of their value in these circumstances.

4. RELATED PARTY TRANSACTIONS

Investment Adviser

On June 6, 2014, the Company entered into an investment advisory agreement (the ''Advisory Agreement'') with the Adviser. Pursuant to the terms of the Advisory Agreement, the Company pays the Adviser a management fee and an incentive fee for its services.

The management fee is calculated and payable quarterly, in arrears, at an annual rate equal to 1.75% of the Company's total equity base. Total equity base means the net asset value attributable to the common stock and the paid-in or stated capital of the Company's preferred stock, if any. The management fee for any partial quarter is pro-rated (based on the number of days actually elapsed at the end of such partial quarter relative to the total number of days in such calendar quarter). The Company was charged a management fee of $1,144,421 for the three months ended March 31, 2015, all of which was payable as of March 31, 2015.

The incentive fee is calculated and payable quarterly, in arrears, based on the pre-incentive fee net investment income of the Company for the immediately preceding calendar quarter. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees the Company receives from an investment) accrued during the calendar quarter, minus the Company's operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement (as defined below) and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments payment-in-kind interest and zero coupon securities), accrued income the Company has not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains or realized or unrealized losses.

Pre-incentive fee net investment income, expressed as a rate of return on the value of the Company's NAV at the end of the immediately preceding calendar quarter, is compared to a hurdle rate of 2.00% per quarter (8.00% annualized). The Company pays the Adviser an incentive fee with respect to the Company's pre-incentive fee net investment income in each calendar quarter as follows: (1) no incentive fee in any calendar quarter in which the Company's pre-incentive fee net investment income does not exceed 2.00%; (2) 100% of the Company's pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, exceeding the hurdle rate but less than 2.50% in any calendar quarter; and (3) 20% of the amount of the Company's pre-incentive fee net investment income, if any, exceeding 2.50% in any calendar quarter. The company incurred incentive fees of $1,375,207 for the three months ended March 31, 2015, all of which was payable as of March 31, 2015.

Administrator

Effective June 6, 2014, the Company entered into an administration agreement (the ''Administration Agreement'') with the Administrator, an affiliated entity. Subject to supervision by and the overall control of the Board, the Administrator shall act as administrator of the Company, and furnish, or arrange for others to furnish, the administrative services, personnel and facilities necessary for the operation of the Company. The Company will reimburse the Administrator for the costs and expenses incurred in performing its obligations under the Administration Agreement. The Administrator has delegated to SS&C Technologies Inc. ("SS&C") certain administrative and clerical services to perform on behalf of the Company.

For the three months ended March 31, 2015, the Company was charged a total of $126,224 in administration fees consisting of $88,893 and $37,331 from the Administrator and SS&C, respectively, which are included in the Consolidated Statement of Operations and, of which, $126,224 was payable as of March 31, 2015.

Affiliated Ownership
Certain directors, officers and other related parties, including members of the Company's management, hold 64% of the common stock of the Company as of March 31, 2015.

Exemptive Relief
On March 17, 2015, the SEC issued an order granting the Company exemptive relief to co-invest in certain negotiated investments with affiliated investment funds managed by the Adviser, subject to certain conditions. Under such order, the Company is permitted to co-invest in certain joint transactions that would otherwise be prohibited.

5. MEMBER'S EQUITY

For the period of June 6, 2014 to October 5, 2014, the Company was a wholly-owned subsidiary of the Member, which in turn was a wholly-owned subsidiary of the Private Fund. As of October 5, 2014 the Company had 2,500,000 units issued and outstanding, all of which were held by the Member.

On June 6, 2014, the Member contributed $155,301,542 to the Company, consisting of cash of $6,374,976 and securities with a fair value of $148,926,566 (cost basis of $143,825,556) as detailed in the following table:

Contributed Portfolio

	Cost at June 6, 2014	Fair Value at June 6, 2014
CLO Debt	$ 6,586,030	$ 6,632,450
CLO Equity	79,864,526	83,219,961
Loan Accumulation Facilities	57,375,000	59,074,155
Total	$ 143,825,556	$ 148,926,566

The contribution price represents fair value of the securities as determined in accordance with U.S. GAAP as of the contribution date and as approved by the Company's Audit Committee and the Board.

6. COMMON SHARES

On October 6, 2014, the Company converted from a Delaware limited liability company into a

Delaware corporation. At the time of the Conversion, the sole member of Eagle Point Credit Company LLC became a stockholder of Eagle Point Credit Company Inc. and was issued an aggregate of 8,656,057 shares of common equity, par value $0.001 per share, which was distributed to the Adviser's Senior Investment Team and Trident V Funds, an affiliate of the Adviser, as a redemption in-kind from the Private Fund.

On October 7, 2014, the Company priced its IPO and sold an additional 5,155,301 shares of its common equity at a public offering price of $20.00 per share. The Company raised gross proceeds of $103,106,020. The Company paid $1,000,000 or $0.07 per share in offering costs associated with the successful listing. This cost was borne by all common stockholders of the Company as a charge to shareholder's equity. The Company has used the net proceeds from the IPO to acquire investments in accordance with the Company's investment objectives and strategies and for general working capital purposes.

On October 8, 2014, the Company's shares began trading on the NYSE under the symbol "ECC."

As of March 31, 2015, there were 100,000,000 shares of common stock authorized, of which 13,811,358 were issued and outstanding.

7. COMMITMENTS AND CONTINGENCIES

The Company is not currently subject to any material legal proceedings. From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company's rights under contracts. While the outcome of these legal proceedings cannot be predicted with certainty, the Company does not expect these proceedings will have a material effect upon its financial condition or results of operations.

As of March 31, 2015, the Company had no unfunded commitments.

8. INDEMNIFICATIONS

Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, during the normal course of business, the Company enters into contracts containing a variety of representations which provide general indemnifications. The Company's maximum exposure under these agreements cannot be known; however, the Company expects any risk of loss to be remote.

9. SUBSEQUENT EVENTS

The Company has recorded a distribution payable of $8,286,815 as of March 31, 2015 for distributions declared as of March 31, 2015, which were paid to shareholders on April 30, 2015. In connection with the Company's DRIP, 3,168 new shares were issued to shareholders on April 30, 2015.

On May 18, 2015, the Company closed an underwritten, public offering of 1,600,000 shares of 7.75% Series A Term Preferred Stock due 2022 (the "Series A Preferred Stock") at a public offering price of $25 per share, resulting in gross proceeds of $40.0 million and approximately $38.1 million in net proceeds to the Company, after payment of underwriting discounts and commissions and offering expenses.

In addition, the Company granted the underwriters a thirty-day option to purchase up to 240,000 additional shares of the Series A Preferred Stock to cover overallotments, if any. The underwriters partially exercised the overallotment option granted to them in connection with the offering and on June 2, 2015, purchased an additional 218,000 shares of Series A Preferred Stock, resulting in additional gross proceeds of $5.5 million and approximately $5.2 million in additional net proceeds to the Company, after payment of underwriting discounts and commissions.

The Series A Preferred Stock is listed on the NYSE under the symbol "ECCA."

Management of the Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date of release of this report. Management has determined there are no events in addition to those described above which would require adjustment to or disclosure in the Company's consolidated financial statements and related notes through this date.

EAGLE POINT CREDIT COMPANY INC. & SUBSIDIARIES
FINANCIAL HIGHLIGHTS
MARCH 31, 2015
(Unaudited)

Per Share Data	For the three months ended March 31, 2015		For the period from October 6, 2014 to December 31, 2014	
Net asset value, beginning of period	$	19.08	$	20.00
Offering costs associated with the Company's Initial Public Offering		-		(0.07)
Net asset value, beginning of period net of offering costs		19.08		19.93
Net investment income		0.39		0.32
Net realized and unrealized gain (loss) on investments		(0.11)		(0.62)
Total from investment operations		0.28		(0.30)
Distributions from net investment income		(0.39)		(0.31)
Distributions from net realized gains on investments		(0.01)		
Distributions from tax return of capital		(0.20)		(0.24)
Total distributions		(0.60)		(0.55)
Net asset value, at end of period	$	18.76	$	19.08
Per share market value at beginning of period	$	20.10	$	19.93
Per share market value at end of period	$	21.00	$	20.10
Total return [1]		4.48%		0.85%
Shares outstanding at end of period		13,811,358		13,811,358

Ratios

Ratio of net investment income to average net assets [1]		8.49%		6.84%
Ratio of expenses to average net assets [1]		4.61%		2.13%
Portfolio turnover rate [2]		8.01%		37.11%

(1) Total returns for the three months ended March 31, 2015 and for the period from October 6, 2014 to December 31, 2014 are not annualized. Ratios for three months ended March 31, 2015 and for the period from October 6, 2014 to December 31, 2014 are annualized.

(2) The portfolio turnover rate is calculated as the total of investment sales executed during the period, divided by the average fair value of investments for the same period.

EAGLE POINT CREDIT COMPANY INC. & SUBSIDIARIES
FINANCIAL HIGHLIGHTS
MARCH 31, 2015
(Unaudited)

Financial highlights for the period from June 6, 2014 (Commencement of Operations) to October 5, 2014 for the Member are as follows:

Per Unit Data		For the period from June 6, 2014 (Commencement of Operations) to October 5, 2014
Net asset value, beginning of period	$	62.12
Net investment income		3.10
Net realized and unrealized gain (loss) on investments		0.56
Total from investment operations		3.66
Adjustment for additional cash contribution		3.56
Net asset value, end of period	$	69.34
Total return [(1)]		5.89%
Ratios:		
Ratio of net investment income to average net assets [(1)]		4.74%
Ratio of expenses to average net assets [(1)]		0.00%
Portfolio turnover rate [(2)]		52.07%

(1) Total return and ratios for the period from June 6, 2014 (Commencement of Operations) to October 5, 2014 were not annualized.
(2) The portfolio turnover rate is calculated as the total of investment sales executed during the period from June 6, 2014 (Commencement of Operations) to October 5, 2014, divided by the average fair value of investments for the same period.